UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

(Amendment No.     )

INTREPID POTASH, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46121Y102

(CUSIP Number)

Hugh E. Harvey, Jr.

Executive Vice President of Technology

Intrepid Potash, Inc.

700 17th Street, Suite 1700

Denver, Colorado 80202

(303) 296-3006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 46121Y102	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Harvey Operating and Production Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 16,136,000(1)
8 SHARED VOTING POWER 0(2)
9 SOLE DISPOSITIVE POWER 16,136,000(1)
10 SHARED DISPOSITIVE POWER 0(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,136,000(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.6%(3)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Includes 400 shares of Common Stock of the Issuer issued to Intrepid Mining LLC on December 17, 2007 in connection with the formation of the Issuer, and distributed to Harvey Operating and Production Company on April 25, 2008.

(2)

Excludes 16,136,000 shares of Common Stock of the Issuer held by Intrepid Production Corporation, and 8,068,000 shares of Common Stock of the Issuer held by Potash Acquisition, LLC, in each case that may be deemed to be beneficially owned by Harvey Operating and Production Company as a result of the relationships among Intrepid Production Corporation, Harvey Operating and Production Company and Potash Acquisition, LLC described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Harvey Operating and Production Company that it is the beneficial owner of any shares of Common Stock of the Issuer held by Intrepid Production Corporation or Potash Acquisition, LLC.

(3)	Based on the 74,843,124 shares of Common Stock of the Issuer outstanding as of April 25, 2008, as confirmed on such date with Computershare Trust Company, N.A., the transfer agent of the Issuer.

CUSIP No. 46121Y102	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Hugh E. Harvey, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 16,136,000(1)
8 SHARED VOTING POWER 0(2)
9 SOLE DISPOSITIVE POWER 16,136,000(1)
10 SHARED DISPOSITIVE POWER 0(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,136,000(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.6%(3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes 16,136,000 shares of Common Stock of the Issuer held by Harvey Operating and Production Company that are or may be deemed to be beneficially owned by Hugh E. Harvey, Jr. Hugh E. Harvey, Jr. is the sole shareholder, sole director and President of Harvey Operating and Production Company.

(2)

Excludes 16,136,000 shares of Common Stock of the Issuer held by Intrepid Production Corporation, and 8,068,000 shares of Common Stock of the Issuer held by Potash Acquisition, LLC, in each case that may be deemed to be beneficially owned by Hugh E. Harvey, Jr. as a result of the relationships among Intrepid Production Corporation, Harvey Operating and Production Company and Potash Acquisition, LLC described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hugh E. Harvey, Jr. that he is the beneficial owner of any shares of Common Stock of the Issuer held by Intrepid Production Corporation or Potash Acquisition, LLC.

(3)	Based on the 74,843,124 shares of Common Stock of the Issuer outstanding as of April 25, 2008, as confirmed on such date with Computershare Trust Company, N.A., the transfer agent of the Issuer.

CUSIP No. 46121Y102	13D	Page 4 of 11 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 700 17th Street, Suite 1700, Denver, Colorado 80202.

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Harvey Operating and Production Company, a Colorado corporation (“HOPCO”), by virtue of its direct beneficial ownership of Common Stock; and (ii) Hugh E. Harvey, Jr., (“HEH”) by virtue of his ownership and control of HOPCO. HOPCO and HEH are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by any other Reporting Person.

HEH is the sole stockholder, sole director and the President and only executive officer of HOPCO, and is a director and the Executive Vice President of Technology of the Issuer.

(b) The address of the principal office of HOPCO is 700 17th Street, Suite 1700, Denver, Colorado 80202. The business address of HEH is 700 17th Street, Suite 1700, Denver, Colorado 80202.

(c) The principal business of HOPCO is the ownership of cash and investments, all or a substantial portion of which consists of the securities of the Issuer as described in Item 5 of this Schedule 13D. The principal occupation of HEH is to act as the Executive Vice President of Technology of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Immediately prior to the closing of the Public Offering and the Exchange Transaction (as such terms are defined in Item 4 of this Schedule 13D), (i) all of the issued and outstanding Common Stock of the Issuer was owned by Intrepid Mining LLC, a Delaware limited liability company (“Intrepid Mining”), (ii) 40% of the limited liability company interests in Intrepid Mining were owned by HOPCO, (iii) 40% of the limited liability company interests in Intrepid Mining were owned by Intrepid Production Corporation, a Colorado corporation (“IPC”), and (iv) 20% of the limited liability company interests in Intrepid Mining were owned by Potash

CUSIP No. 46121Y102	13D	Page 5 of 11 Pages

Acquisition, LLC, a Delaware limited liability company (“PAL”). All of the Common Stock of the Issuer beneficially owned by the Reporting Persons was received in connection with the Distribution (as defined in Item 4 of this Schedule 13D) of such Common Stock to the Reporting Persons on April 25, 2008 as described in Item 4 of this Schedule 13D, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

On April 25, 2008, the Issuer completed the offer and sale of 34,500,000 shares of its Common Stock in an underwritten initial public offering (the “Public Offering”).

Simultaneously with the Public Offering, and pursuant to the Exchange Agreement, dated as of April 21, 2008 (the “Exchange Agreement”), between Intrepid Mining and the Issuer, Intrepid Mining assigned and transferred all of its assets (other than cash and the 1,000 shares of Common Stock of the Issuer previously owned by Intrepid Mining), to the Issuer in exchange for (i) $757,395,087 cash, (ii) 40,339,000 shares of Common Stock of the Issuer (the “Exchange Shares”), and (iii) the assumption by the Issuer of all liabilities and obligations of Intrepid Mining, other than $18.9 million of Intrepid Mining’s liability under its senior credit facility (collectively, the “Exchange Transaction”). The description of the Exchange Agreement is qualified in its entirety by the actual terms of the Exchange Agreement that is filed as Exhibit 4 to this Schedule 13D, which is incorporated herein by reference.

Intrepid Mining previously owned 1,000 shares of Common Stock of the Issuer (the “Original Shares”) that were issued to Intrepid Mining on December 17, 2007 in connection with the formation of the Issuer.

Concurrently with the closing of the Exchange Transaction, Intrepid Mining was dissolved and its assets, including the Exchange Shares and the Original Shares, were distributed 40% to HOPCO, 40% to IPC and 20% to PAL, in accordance with their proportionate ownership of the limited liability company interests and other interests in Intrepid Mining (the “Distribution”).

The Reporting Persons beneficially own or may be deemed to beneficially own their shares of Common Stock of the Issuer for investment purposes. In his capacity as a director and the Executive Vice President of Technology of the Issuer, HEH intends to participate in and influence the affairs of the Issuer. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock beneficially owned or that may be deemed beneficially owned by them and the right of HOPCO to designate its nominee to the Board of Directors pursuant to the Voting Agreement (as defined in Item 6 of this Schedule 13D).

Each of the Reporting Persons intend to continuously review his or its investment in the Issuer, and may in the future determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements, or through compensatory grants by the Issuer of stock options or restricted stock pursuant to the 2008 Equity Incentive Plan (as defined in Item 6 of this Schedule 13D) or similar plans of the Issuer or otherwise, (2) dispose of all or a portion of his or its interest in the Issuer, through open market transactions, in negotiated block sales to one or more purchasers, or by gift or donation to family members, charitable organizations or third parties, or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change his or its intention with respect to any or all of such matters. In reaching any decision as to his or its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or it would take into consideration a variety of factors, including, but not limited to, the following: (a) the Issuer’s business and prospects; (b) other developments concerning the Issuer and its businesses generally; (c) other business opportunities available to the Reporting Person; (d) developments with respect to the business of the Reporting Person; (e) changes in law and government regulations; (f) general economic conditions; and

CUSIP No. 46121Y102	13D	Page 6 of 11 Pages

( g) money and stock market conditions, including the market price of the securities of the Issuer.

Other than as described above, the Reporting Persons do not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, HOPCO is the direct beneficial owner of 16,136,000 shares of Common Stock of the Issuer, consisting of 16,135,600 Exchange Shares acquired by Intrepid Mining in the Exchange Transaction, and 400 Original Shares, all of which were distributed to HOPCO in connection with the Distribution. As a result of its ownership and control of HOPCO in its capacity as the sole stockholder, sole director and President of HOPCO, HEH is or may be deemed to be the indirect beneficial owner of all of the 16,136,000 shares of Common Stock beneficially owned directly by HOPCO.

The 16,136,000 shares of Common Stock of the Issuer beneficially owned directly by HOPCO, and that are or may be deemed beneficially owned indirectly by HEH, represent approximately 21.6% of the shares of outstanding Common Stock of the Issuer (based on the 74,843,124 shares of Common Stock of the Issuer confirmed with the Transfer Agent to be outstanding as of April 25, 2008).

The 16,136,000 shares of Common Stock of the Issuer beneficially owned directly by HOPCO, and that are or may be deemed indirectly beneficially owned by HEH, excludes 16,136,000 shares of Common Stock of the Issuer held by IPC, and 8,068,000 shares of Common Stock of the Issuer held by PAL. By virtue of the relationships among the Original Stockholders described in Item 6 of this Schedule 13D, the Reporting Persons and the other Original Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. If deemed to be a “group,” each of the Reporting Persons would be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. If deemed a group, the Reporting Persons, together with the other Original Stockholders, would be deemed to beneficially own, in the aggregate, 40,340,000 shares of Common Stock of the Issuer (representing approximately 53.9% of the shares of Common Stock of the Issuer (based on the 74,843,124 shares of Common Stock of the Issuer confirmed with the Transfer Agent to be outstanding as of April 25, 2008)). HOPCO and HEH expressly disclaim beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by any other Original Stockholder, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by HOPCO or HEH that he or it is the beneficial owner of any shares of Common Stock of the Issuer held by any other Original Stockholder.

(b) HOPCO holds the sole power to vote and dispose of the 16,136,000 shares of Common Stock of the Issuer beneficially owned directly by HOPCO; and, HEH is or may be deemed for certain purposes to hold the sole power to vote and dispose of the 16,136,000 shares of Common Stock of the Issuer beneficially

CUSIP No. 46121Y102	13D	Page 7 of 11 Pages

owned directly by HOPCO.

As a result of the relationships among the Original Stockholders described in Item 6 of this Schedule 13D, HOPCO and HEH may be deemed to indirectly share the power to vote or direct the vote of, and indirectly share the power to dispose of or direct the disposition of, the 16,136,000 shares of Common Stock of the Issuer held by IPC, and the 8,068,000 shares of Common Stock of the issuer held by PAL. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by HOPCO or HEH that he or it is the beneficial owner of any shares of Common Stock of the Issuer held by any other Original Stockholder.

(c) Other than the transactions described in Item 4 above and Item 6 below, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Persons and any other person with respect to the securities of the Issuer.

See the description of the Exchange Agreement described in Item 4 above, which is hereby incorporated by reference into this Item 6 of this Schedule 13D.

Director Designation and Voting Agreement. On April 25, 2008, in connection with the closing of the Exchange Transaction, IPC, HOPCO and PAL (collectively referred to herein as the “Original Stockholders,” and individually, as an “Original Stockholder”) entered into the Director Designation and Voting Agreement (the “Voting Agreement”), whereby each Original Stockholder agreed to designate one candidate for nomination and election to the Board of Directors of the Issuer, and to vote its shares in favor of the candidates designated by the other Original Stockholders. The Issuer agreed under the Voting Agreement to use its best efforts to assure that the designees of the Original Stockholders would be included in the slate of nominees to the Board of Directors of the Issuer, and recommended for election. The rights and obligations under the Voting Agreement are not transferable upon sale or other transfer of Common Stock by any Original Stockholder, except to an affiliate. The Voting Agreement will terminate with respect to any Original Stockholder and its affiliates when the beneficial ownership of such Original Stockholder and its affiliates falls below 5% of the Issuer’s outstanding Common Stock. Under the Voting Agreement, each Original Stockholder also agreed, except in the case of a transfer to another Original Stockholder, an affiliate of an Original Stockholder or in connection with a public tender offer, to not knowingly sell shares of Common Stock to any person if the result of such sale would be that the purchaser of such shares would own, directly or indirectly, 5% or more of the outstanding Common Stock of the Issuer. The description of the Voting Agreement is qualified in its entirety by the actual terms of the Voting Agreement that is filed as Exhibit 5 to this Schedule 13D, which is incorporated herein by reference.

Registration Rights Agreement. On April 25, 2008, the Original Stockholders and the Issuer entered into the Registration Rights Agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, each of the Original Stockholders has the right, in certain circumstances, to require the Issuer to register for sale some or all of the shares of Common Stock held by such Original Stockholder. Subject to the terms and conditions of the Registration Rights Agreement, each Original Stockholder has the right to make

CUSIP No. 46121Y102	13D	Page 8 of 11 Pages

three such “demands” for registration, one of which may require a shelf registration statement. In addition, in connection with registered offerings by the Issuer after the Public Offering, whether pursuant to a “demand” registration or otherwise, the Original Stockholders have the ability to exercise certain “piggyback registration rights” and have some or all of their shares of Common Stock of the Issuer included in the registration statement. Notwithstanding the foregoing, no registration statement may be filed during the Restricted Period (as defined below). The Issuer will bear all costs of registration pursuant to the registration rights provided in the Registration Rights Agreement. The description of the Registration Rights Agreement is qualified in its entirety by the actual terms of the Registration Rights Agreement that is filed as Exhibit 6 to this Schedule 13D, which is incorporated herein by reference.

Lock-Up Agreements. Each of the Original Stockholders, HEH and the other directors and officers of the Issuer (the “Lock-Up Parties”) entered into Lock-Up Agreements, dated as of April 21, 2008 (the “Lock-Up Agreements”), pursuant to which the Lock-Up Parties agreed that, subject to certain exceptions, without the prior written consent of Goldman, Sachs & Co. on behalf of itself, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporation and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters for the Public Offering (the “Underwriters”), the Lock-Up Parties will not, during the period (the “Restricted Period”) ending 180 days after the date of the prospectus of the Issuer (the “Prospectus”) for the Public Offering: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; (ii) in the case of the Issuer, file any registration statement with the Commission relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (other than on Form S-8 or a successor form thereon); or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, in each case whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, each Lock-Up Party agreed that, without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters, it will not, during the period ending 180 days after the date of the Prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The restrictions described above contained in the Lock-Up Agreements do not apply to: (i) the sale of shares of Common Stock to the Underwriters in the Public Offering; (ii) transactions relating to shares of Common Stock or other securities acquired by stockholders in open market transactions after the completion of the Public Offering; (iii) transfers by stockholders of shares of Common Stock or any security convertible into Common Stock as a bona fide gift; (iv) transfers by the Original Stockholders of shares of Common Stock or any security convertible into Common Stock to the affiliates of the Original Stockholders or to any investment fund or other entity controlled or managed by the Original Stockholders; (v) transfers by the Original Stockholders of shares of Common Stock or any security convertible into Common Stock to a trust, partnership, limited liability company or other entity, all of the beneficial interests of which are held, directly or indirectly, by the Original Stockholders; (vi) distributions of shares of Common Stock or any security convertible into or exercisable for Common Stock to partners, members or equityholders of a stockholder; (vii) a stockholder’s entry into a written trading plan designed to comply with Rule 10b5-1 under the Exchange Act, provided that no sales are made pursuant to such trading plan during the Restricted Period; (viii) the issuance of options not exercisable during the Restricted Period pursuant to the Issuer’s 2008 Equity Incentive Plan (as defined below); or (ix) the filing of a registration statement on Form S-8 to register common stock under the Issuer’s 2008 Equity Incentive Plan; provided that in the case of clause (iv) and (v) above, each donee, distributee, transferee and recipient agrees to be subject to the restrictions in the Lock-Up Agreements described in the preceding paragraph, and in each case of clauses (iii), (iv) and (v) above, no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock is required or voluntarily made in connection with these transactions during the Restricted Period.

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The Restricted Period will be extended if: (i) during the last 17 days of the Restricted Period, the Issuer issues an earnings release or material news, or if a material event occurs relating to the Issuer; or (ii) prior to the expiration of the Restricted Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Restricted Period, in which case the restrictions described above in the Lock-Up Agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Goldman, Sachs & Co. waives, in writing, such extension. The description of the Lock-Up Agreements is qualified in its entirety by the actual terms of the form of Lock-Up Agreement that is filed as Exhibit 3 to this Schedule 13D, which is incorporated herein by reference.

Employment Agreement and 2008 Equity Incentive Plan. On April 25, 2008, HEH entered into an employment agreement (the “Employment Agreement”) with the Issuer, pursuant to which HEH agreed to serve as the Executive Vice President of Technology of the Issuer. The Employment Agreement provides for the eligibility of HEH for all benefits offered generally to senior management, including eligibility for grants under the Issuer’s 2008 Equity Incentive Plan (the “2008 Equity Incentive Plan”) in such amounts and subject to such terms and conditions as are established by the Compensation Committee of the Issuer. As of the filing of this Schedule 13D, HEH has not been issued any shares of Common Stock under the Issuer’s 2008 Equity Incentive Plan. The description of the Employment Agreement is qualified in its entirety by the actual terms of the Employment Agreement that is filed as Exhibit 7 to this Schedule 13D, which is incorporated herein by reference. The description of the 2008 Equity Incentive Plan is qualified in its entirety by the actual terms of the 2008 Equity Incentive Plan filed as Exhibit 8 to this Schedule 13D, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated May 5, 2008.

Exhibit 2	Powers of Attorney for the Reporting Persons, dated May 5, 2008.

Exhibit 3	Form of Lock-Up Agreement, dated as of April 21, 2008, between the Issuer and each of the Original Stockholders, HEH and the other directors and officers of the Issuer.*

Exhibit 4	Exchange Agreement, dated as of April 21, 2008, between the Issuer and Intrepid Mining.**

Exhibit 5	Director Designation and Voting Agreement, dated as of April 25, 2008, among the Issuer, IPC, HOPCO and PAL.***

Exhibit 6	Registration Rights Agreement, dated as of April 25, 2008, among the Issuer, IPC, HOPCO and PAL.***

Exhibit 7	Employment Agreement, dated as of April 25, 2008, between the Issuer and HEH.***

Exhibit 8	2008 Equity Incentive Plan, dated April 25, 2008.****

*	Incorporated by reference to Exhibit A to Exhibit 10.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on April 7, 2008.

**	Incorporated by reference to the Issuer’s Current Report on Form 8-K dated April 25, 2008, filed with the Commission on April 25, 2008.

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***	Incorporated by reference to the Issuer’s Current Report on Form 8-K dated May 1, 2008, filed with the Commission on May 1, 2008.

****	Incorporated by reference to the Issuer’s Registration Statement on Form S-8 dated April 25, 2008, filed with the Commission on April 25, 2008.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2008	HARVEY OPERATING AND PRODUCTION COMPANY

	By:	/s/ Alex Ritchie
	Name:	Alex Ritchie
	Title:	Attorney-in-Fact

Dated: May 5, 2008	HUGH E. HARVEY, JR.

	By:	/s/ Alex Ritchie
	Name:	Alex Ritchie
	Title:	Attorney-in-Fact